Exhibit 99.1

IM Cannabis Announces Closing of the Sale of IMC Holdings and Its

European-Focused Operations, Strengthens Balance Sheet

Transaction Expected to Result in an Improvement of Approximately C$3 Million in Shareholders’ Equity

VANCOUVER and GLIL YAM, Israel, September 29, 2026 /PRNewswire/ -- IM Cannabis Corp. (the "Company") (Nasdaq: IMCC), today announced that, further to its press releases dated June 18, 2026 and August 17, 2026, it has completed the previously announced transaction contemplated by the definitive share purchase agreement dated August 16, 2026 (the “Share Purchase Agreement”) among the Company, Slil.com Holding Ltd. (“Slil”) and I.M.C. Holdings Ltd. (“IMC Holdings”), pursuant to which the Company sold to Slil all of the issued and outstanding shares of IMC Holdings (the “Transaction”). The Transaction closed on September 29, 2026 following satisfaction or waiver, as applicable, of the conditions to closing under the Share Purchase Agreement.

Prior to closing, IMC Holdings completed a pre-closing reorganization pursuant to which the Company’s Israeli operations were transferred out of IMC Holdings and retained by the Company. Following completion of the pre-closing reorganization, IMC Holdings held, as its only material assets, its direct or indirect equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme (together, the “Target Subsidiaries”), together with certain liabilities that remained in IMC Holdings immediately prior to closing and continued to be obligations of IMC Holdings following Slil’s acquisition of IMC Holdings (the “Retained Liabilities”).

The Company expects the Transaction to improve its shareholders’ equity and working capital, reduce the liabilities reflected in the Company’s consolidated financial position that are associated with IMC Holdings, and streamline the Company’s corporate structure. Following completion of the Transaction, the Company intends to focus its resources on its retained Israeli medical cannabis operations while continuing to evaluate additional opportunities. Based on management’s current unaudited pro forma analysis, the Company expects the Transaction to result in an improvement of approximately C$3 million in shareholders’ equity. The actual accounting impact of the Transaction may differ from this estimate and will be reflected in the Company’s financial statements for the applicable reporting period.

The consideration for the Transaction consisted of a C$3,000,000 advance payment previously made by Slil to the Company, receipt of which is acknowledged in the Share Purchase Agreement, together with Slil’s acquisition of IMC Holdings with the Retained Liabilities remaining in IMC Holdings. Under the Share Purchase Agreement, the aggregate Retained Liabilities of IMC Holdings were not to exceed C$9,400,000, subject to adjustment by mutual agreement of the parties. This amount excludes direct liabilities of the Target Subsidiaries, to which the C$9,400,000 cap does not apply. No securities of the Company or IMC Holdings were issued or exchanged as consideration in connection with the Transaction.

In connection with the Transaction, the board of directors of the Company (the “Board”) established a special committee comprised solely of independent directors (the “Special Committee”) to review, consider and evaluate the Transaction. The Special Committee reviewed the terms of the Transaction and recommended that the Board approve the Transaction. Oren Shuster declared his interest in the Transaction and did not participate in or vote on its approval. In addition, Beta Finance T.Y.S Ltd., an arm’s-length financial consulting firm engaged by the Board, provided a financial analysis to assist the Special Committee and the Board in evaluating the Transaction.

Related Party Transaction and MI 61-101

The Transaction constituted a “related party transaction” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) because Slil is beneficially owned and controlled by Oren Shuster, the Company’s Chief Executive Officer, a director, securityholder and debtholder.

In connection with the Transaction, the Company relied on the financial hardship exemptions from the formal valuation requirement and minority approval requirement under sections 5.5(g) and 5.7(1)(e) of MI 61-101, respectively. The Company relied on these exemptions on the basis that, among other things: (i) the Company was in serious financial difficulty; (ii) the Transaction was designed to improve the financial position of the Company; (iii) the circumstances described in section 5.5(f) of MI 61-101 were not applicable; (iv) the Board, acting in good faith, and at least two-thirds of the Company’s independent directors, acting in good faith, determined that paragraphs (i) and (ii) applied and that the terms of the Transaction were reasonable in the circumstances of the Company; and (v) there was no requirement, corporate or otherwise, to hold a meeting to obtain approval of the holders of any class of affected securities. Although the Company relied on the financial hardship exemption from the formal valuation requirement under MI 61-101, the financial analysis provided by Beta Finance T.Y.S Ltd did not constitute a “formal valuation” within the meaning of MI 61-101. Further details regarding the completion of the Transaction will be provided in a material change report to be filed by the Company in accordance with applicable securities laws.

About IM Cannabis Corp.

IM Cannabis Corp. (Nasdaq: IMCC) is an international company operating a medical cannabis platform serving patients in Israel.

The Company’s ecosystem operates in Israel through its subsidiaries, which import and distribute cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies and online platforms in Israel that enable the safe delivery and quality control of IMCC's products throughout the value chain.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are often, but not always, identified by words such as “may”, “will”, “could”, “would”, “should”, “expect”, “intend”, “anticipate”, “believe”, “plan”, “estimate”, “likely”, “potential”, “proposed” and similar expressions, or statements that events, conditions or results “may”, “will”, “could”, “would” or “should” occur or be achieved.

Forward-looking statements in this press release include, without limitation, statements concerning the anticipated effect of the Transaction on the Company’s shareholders’ equity, working capital, consolidated liabilities, corporate structure and financial condition; the Company’s intended focus on its retained Israeli medical cannabis operations; the Company’s evaluation of additional opportunities; the anticipated accounting treatment and financial impact of the Transaction; and the realization of the expected financial and operational benefits of the Transaction.

Forward-looking statements are based on a number of assumptions, including that the Company’s preliminary and unaudited estimates regarding the accounting and financial impact of the Transaction are materially accurate; that the accounting treatment of the Transaction will be consistent with management’s current expectations; that the Company will realize the expected benefits of the Transaction; that no unanticipated liabilities, indemnification obligations, tax liabilities or post-closing claims will materially reduce those anticipated benefits; and that the Company will be able to operate and finance its retained Israeli business substantially as currently contemplated.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to differ materially from those expressed or implied by such statements. These risks and uncertainties include, without limitation: the risk that the anticipated improvement in shareholders’ equity, working capital, consolidated liabilities, corporate structure or financial condition is not realized or is less than expected; the risk that the accounting treatment or financial impact of the Transaction differs from management’s current expectations; the risk of purchase-price adjustments, post-closing claims, indemnification obligations, tax liabilities or disputes arising from the Transaction or the pre-closing reorganization; the risk that liabilities associated with IMC Holdings or the Target Subsidiaries differ from the amounts currently expected; the risk that the retained Israeli operations do not perform as expected; risks relating to the Company’s liquidity position, going concern disclosure, debt obligations and ability to raise additional capital; the risk that the Company is unable to maintain or regain compliance with the continued listing requirements of Nasdaq Stock Market LLC; risks relating to regulatory changes, licensing, supply-chain constraints, competition, product liability and reliance on key personnel; war, conflict and civil unrest in Israel and the Middle East; and the other risks, uncertainties and factors described under the heading “Risk Factors” in the Company’s annual report for the year ended December 31, 2025 and in the Company’s subsequent public filings, which are available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Forward-looking statements are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such statements are made. The Company does not undertake any obligation to update any forward-looking statements, except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty
Investor & Public Relations
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
info@imcannabis.com